UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

EXPLANATORY NOTE

We made an announcement dated January 6, 2025 with The Stock Exchange of Hong Kong Limited in relation to our change of principal place of business in Hong Kong. For details, please refer to Exhibit 99.1 to this current report on Form 6-K. Additionally, we submitted a monthly return form dated January 7, 2025 to The Stock Exchange of Hong Kong Limited in relation to the movements in our authorized share capital and issued shares in December 2024. For details, please refer to Exhibit 99.2 to this current report on Form 6-K.

2

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement — Change of Principal Place of Business in Hong Kong
99.2	Monthly Return for Equity Issuer on Movements in Securities

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yi (Alex) Yang
Name	:	Yi (Alex) Yang
Title	:	Chief Financial Officer

Date: January 7, 2025

4